UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
EchoStar Holding Corporation

(Name of Issuer)
CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)
278768 106

(CUSIP Number)
R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
EchoStar Holding Corporation
90 Inverness Circle E.
Englewood, Colorado 80112
(303) 723-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	278768 106

1	NAME OF REPORTING PERSON David K. Moskowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC Use Only

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

Number Of		5,263,071 VOTING SHARES (1) 140,000 SIXTY DAY SHARES (2)

Shares	8	SHARED VOTING POWER
Beneficially
Owned By

Each	9	SOLE DISPOSITIVE POWER
Reporting
Person		5,263,071 VOTING SHARES (1) 140,000 SIXTY DAY SHARES (2)

With	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

5,403,071

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.4%(3)

14	TYPE OF REPORTING PERSON

IN
(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Holding Corporation (“EHC” or the “Company”) of which Mr. Moskowitz is the beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 25,449 shares of Class A Common Stock owned beneficially directly by Mr. Moskowitz; (ii) 3,542 shares of Class A Common Stock owned beneficially indirectly by Mr. Moskowitz in his 401(k) Employee Savings Plan; (iii) 265 shares of Class A Common Stock owned beneficially by Mr. Moskowitz as custodian for his minor children; (iv) 1,636 shares of Class A Common Stock owned beneficially by Mr. Moskowitz as trustee for Mr. Charles W. Ergen’s children; (v) 6,000 shares of Class A Common Stock owned beneficially by a charitable foundation for which Mr. Moskowitz is a member of the board of directors; and (vi) 5,226,179 shares of Class B Common Stock held beneficially by Mr. Moskowitz solely by virtue of his position as a trustee (with sole voting and dispositive power) of: 1) Ergen Five-Year GRAT dated November 9, 2005, 2) Ergen Four-Year GRAT dated November 9, 2005, 3) Ergen Three-Year GRAT dated November 9, 2005, and 4) Ergen Two-Year GRAT dated November 9, 2005.
(2) “Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d- 3(d)(1) because Mr. Moskowitz has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Moskowitz, these shares will become Voting Shares.
(3) Based on 42,025,078 shares of Class A Common Stock outstanding on January 1, 2008 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 6.02%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 10.10% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

2 of 12

CUSIP No.	278768 106

1	NAME OF REPORTING PERSON Ergen Three-Year GRAT dated November 9, 2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC Use Only

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

Number Of		1,474,255 VOTING SHARES (1)

Shares	8	SHARED VOTING POWER
Beneficially
Owned By

Each	9	SOLE DISPOSITIVE POWER
Reporting
Person		1,474,255 VOTING SHARES (1)

With	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

1,474,255 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 3.4%(2)

14	TYPE OF REPORTING PERSON

OO
(1) All of the shares beneficially held by Ergen Three-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
(2) Based on 42,025,078 shares of Class A Common Stock outstanding and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 1.64%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 2.84% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

3 of 12

CUSIP No.	278768 106

1	NAME OF REPORTING PERSON Ergen Four-Year GRAT dated November 9, 2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC Use Only

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

Number Of		1,784,104 VOTING SHARES (1)

Shares	8	SHARED VOTING POWER
Beneficially
Owned By

Each	9	SOLE DISPOSITIVE POWER
Reporting
Person		1,784,104 VOTING SHARES (1)

With	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

1,784,104 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 4.1%(2)

14	TYPE OF REPORTING PERSON

OO
(1) All of the shares beneficially held by Ergen Four-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
(2) Based on 42,025,078 shares of Class A Common Stock outstanding and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 1.99%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 3.44% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

4 of 12

CUSIP No.	278768 106

1	NAME OF REPORTING PERSON Ergen Five-Year GRAT dated November 9, 2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC Use Only

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

Number Of		1,967,820 VOTING SHARES (1)

Shares	8	SHARED VOTING POWER
Beneficially
Owned By

Each	9	SOLE DISPOSITIVE POWER
Reporting
Person		1,967,820 VOTING SHARES (1)

With	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

1,967,820 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 4.5%(2)

14	TYPE OF REPORTING PERSON

OO
(1) All of the shares beneficially held by Ergen Five-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
(2) Based on 42,025,078 shares of Class A Common Stock outstanding and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 2.19%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 3.79% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

5 of 12

ITEM 1.	Security and Issuer
     This Schedule 13D relates to shares of Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”) of EchoStar Holding Corporation, a Nevada corporation formed in October 2007 (“EHC”). The principal executive offices of EHC are located at 90 Inverness Circle East, Englewood, CO 80112.

ITEM 2.	Identity and Background
     This statement is being filed jointly by: (a) David K. Moskowitz; (b) Ergen Three-Year GRAT dated November 9, 2005 (“GRAT #1”); (c) Ergen Four-Year GRAT dated November 9, 2005 (“GRAT #2”); and (d) Ergen Five-Year GRAT dated November 9, 2005 (“GRAT #3”, and together with GRAT #1 and GRAT #2, the “GRATs”), who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. Moskowitz, GRAT #1, GRAT #2 and GRAT #3.
     (A) David K. Moskowitz
     Mr. Moskowitz’s principal occupation is as a director and senior advisor of EchoStar Communications Corporation (“ECC”) and a director of EHC, and his principal address is 90 Inverness Circle East, Englewood, Colorado 80112. Mr. Moskowitz has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Moskowitz is a citizen of the United States.
     (B) GRAT #1
     GRAT #1 was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Charles W. Ergen, the Chairman and Chief Executive Officer of ECC and EHC. Its address is c/o Mr. Moskowitz, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. GRAT #1 has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of GRAT #1, Mr. Moskowitz is vested with sole voting and investment power with respect to such shares.
     (C) GRAT #2
     GRAT #2 was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen, the Chairman and Chief Executive Officer of ECC and EHC. Its address is c/o Mr. Moskowitz, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. GRAT #2 has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of GRAT #2, Mr. Moskowitz is vested with sole voting and investment power with respect to such shares.
     (D) GRAT #3
     GRAT #3 was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen, the Chairman and Chief Executive Officer of ECC and EHC. Its address is c/o Mr. Moskowitz, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. GRAT #3 has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

6 of 12

mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of GRAT #3, Mr. Moskowitz is vested with sole voting and investment power with respect to such shares.

ITEM 3.	Source and Amount of Funds or Other Consideration
     On January 1, 2008, GRAT #1 received 1,474,255 shares of Class B Common Stock, GRAT #2 received 1,784,104 shares of Class B Common Stock and GRAT #3 received 1,967,820 shares of Class B Common Stock as a result of the spin-off of ECC’s technology and certain infrastructure assets (the “Spin-Off”). In connection with the Spin-Off, ECC distributed one share of EHC’s Class A Common Stock or Class B Common Stock, as the case may be, for every five shares of the same class of ECC’s common stock held as of December 27, 2007, the record date for the Spin-Off. Prior to completion of the Spin-Off, EHC was a wholly-owned subsidiary of ECC.
     On January 1, 2008, Mr. Moskowitz acquired beneficial ownership of shares of Class A Common Stock of EHC as a result of the Spin-Off. Mr. Moskowitz expects in the future to acquire shares of Class A Common Stock of EHC pursuant to EHC’s compensation plans. Pursuant to the provisions of the agreements entered into in connection with the Spin-Off, stock options of ECC (the “Old Equity Awards”) held by Mr. Moskowitz and other ECC employees were converted into stock options of ECC and EHC pursuant to a conversion formula described in the Registration Statement on Form 10 of EHC filed with the Securities and Exchange Commission on December 28, 2007, that was intended to preserve the intrinsic value of ECC’s equity awards prior to the Spin-Off. Except for adjustments made in connection with the conversion, the new EHC equity awards have substantially the same terms, including among other things the expiration date and vesting schedule, as the Old Equity Awards from which they were converted.
     The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds of or funds borrowed by the Reporting Persons.

ITEM 4.	Purpose of Transaction
     The Reporting Persons own shares beneficially held by them for general investment purposes.
     As described in Item 3 above, Mr. Moskowitz acquired the Common Stock of EHC as a result of the Spin-Off. On January 1, 2008, GRAT #1 received 1,474,255 shares of Class B Common Stock, GRAT #2 received 1,784,104 shares of Class B Common Stock and GRAT #3 received 1,967,820 shares of Class B Common Stock as a result of the Spin-Off. On November 9, 2005, Mr. Ergen established the GRATs for estate planning purposes. Under the trust agreements establishing each of the GRATs, Mr. Moskowitz, as trustee of each of the GRATs, has sole voting and investment power over the 5,226,179 shares of Class B Common Stock of EHC held by the GRATs. Mr. Ergen receives an annuity amount from each of the GRATs under the trust agreements governing the GRATs. Members of Mr. Ergen’s family are the beneficiaries of the GRATs. GRAT #1 will expire three years from the date of transfer of the shares of ECC Class B Common Stock to GRAT #1. GRAT #2 will expire four years from the date of transfer of the shares of ECC Class B Common Stock to GRAT #2. GRAT #3 will expire five years from the date of transfer of the shares of ECC Class B Common Stock to GRAT #3.
     As a director of EHC, Mr. Moskowitz regularly explores potential actions and transactions that may be advantageous to EHC, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividend policy, governing instruments, capitalization, securities or regulatory or reporting obligations of EHC.
     Except as noted in public filings by ECC or EHC, Mr. Moskowitz is not aware of any plans or proposals which it may have which relate to or would result in:
        (a) the acquisition by any person of additional securities of EHC, or the disposition of securities of EHC;
        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of EHC or any of its subsidiaries;
        (c) a sale or transfer of a material amount of assets of EHC or any of its subsidiaries;

7 of 12

        (d) any change in the present board of directors or management of EHC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
        (e) any material change in the present capitalization or dividend policy of EHC;
        (f) any material change in EHC’s business or corporate structure;
        (g) changes in EHC’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of EHC by any person;
        (h) causing a class of securities of EHC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
        (i) a class of equity securities of EHC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
        (j) any action similar to any of the foregoing.

ITEM 5.	Interest in Securities of the Issuer.
     (a) and (b). This filing is for the cumulative share holdings of an affiliated group as of the close of business on January 1, 2008. The Reporting Persons named in this Schedule 13D directly or indirectly collectively owned, as of such date, 36,892 outstanding shares of Class A Common Stock and 5,226,179 outstanding shares of Class B Common Stock of EHC. As of January 1, 2008, there are 140,000 options exercisable by members of the affiliated group within 60 days. There is no formal agreement to vote or dispose of the shares of EHC in a particular manner. The dispositive and voting power of the shares held by each of the GRATs and Mr. Moskowitz is made independent of each other, except to the extent that Mr. Moskowitz is a trustee of each of the GRATs and in that respect is able to control the disposition and voting of the shares of Class B Common Stock owned by each such GRAT.
     (c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EHC in the last sixty days other than as described herein.
     (d) Not applicable.
     (e) Not applicable.

8 of 12

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Neither Mr. Moskowitz nor any of the GRATs are party to any contracts, arrangements, understandings or relationships with respect to securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit
Number	Description

Exhibit A	Agreement of Joint Filing

9 of 12

SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DAVID K. MOSKOWITZ
Dated: January 11, 2008	/s/ David K. Moskowitz
David K. Moskowitz

GRAT #1
Dated: January 11, 2008	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

GRAT #2
Dated: January 11, 2008	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

GRAT #3
Dated: January 11, 2008	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

10 of 12

EXHIBIT INDEX

Exhibit Number	Description

Exhibit A	Agreement of Joint Filing

11 of 12